                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 17)(1 )

                           GREG MANNING AUCTIONS, INC.
-------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    563823103
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                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 19, 2002
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

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-----------------------------                       ----------------------
CUSIP No. 563823103                   13D                  Page 2 of 6
-----------------------------                       ----------------------

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                              AFINSA BIENES TANGIBLES S.A.
                              (No S.S. or I.R.S. Identification No.)

-------------- ----------------------------------------------------------------

          2    CHECK THE APPROPRIATE BOX IF A
               MEMBER OF A GROUP*                              (a) |_|
                                                               (b) |X|
-------------- ----------------------------------------------------------------
          3    SEC USE ONLY

-------------- ----------------------------------------------------------------
          4    SOURCE OF FUNDS*

                              WC
-------------- ----------------------------------------------------------------
          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               |_|

-------------- ----------------------------------------------------------------

          6    CITIZENSHIP OR PLACE OF ORGANIZATION


                              SPAIN
-------------- ----------------------------------------------------------------
   NUMBER OF SHARES               7            SOLE VOTING POWER

                                                    -0-
                        ---------------------- --------------------------------
BENEFICIALLY OWNED BY             8            SHARED VOTING POWER

                                                    5,387,286
                        ---------------------- --------------------------------

    EACH REPORTING                9            SOLE DISPOSITIVE POWER
                                                    -0-
                        ---------------------- --------------------------------
     PERSON WITH                 10            SHARED DISPOSITIVE POWER

                                                    5,387,286
----------------------- ---------------------- --------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                                       5,387,286
----------------------- -------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES*                       |_|

----------------------- -------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       41.0%
----------------------- -------------------------------------------------------

          14            TYPE OF REPORTING PERSON*

                                       CO
======================= =======================================================

                        SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------
CUSIP No. 563823103                   13D                  Page 3 of 6
-----------------------------                       ----------------------

======================= =======================================================
          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        AUCTENTIA, S.A.
                        (No S.S. or I.R.S. Identification No.)
----------------------- -------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF A
                        MEMBER OF A GROUP*                              (a) |_|
                                                                        (b) |X|
----------------------- -------------------------------------------------------

          3             SEC USE ONLY
----------------------- -------------------------------------------------------

          4             SOURCE OF FUNDS*

                                       WC
----------------------- -------------------------------------------------------

          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             |_|

----------------------- -------------------------------------------------------
          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       SPAIN
----------------------- -------------------------------------------------------
   NUMBER OF SHARES               7            SOLE VOTING POWER
                                                     -0-

                        ---------------------- --------------------------------
BENEFICIALLY OWNED BY             8            SHARED VOTING POWER
                                                     5,387,286

                        ---------------------- --------------------------------
    EACH REPORTING                9            SOLE DISPOSITIVE POWER
                                                     -0-

                        ---------------------- --------------------------------
     PERSON WITH                 10            SHARED DISPOSITIVE POWER
                                                 5,387,286

----------------------- ---------------------- --------------------------------
          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                                       5,387,286
----------------------- -------------------------------------------------------
          12            CHECK BOX IF THE AGGREGATE AMOUNT IN
                        ROW (11) EXCLUDES CERTAIN SHARES*                |_|

----------------------- -------------------------------------------------------
          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       41.0%
----------------------- -------------------------------------------------------
          14            TYPE OF REPORTING PERSON*

                                       CO
======================= =======================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------
CUSIP No. 563823103                   13D                  Page 4 of 6
-----------------------------                       ----------------------



         The following constitutes Amendment No. 17 to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.A. ("Auctentia"), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, Amendment No. 13, filed with the Commission on July 18, 2001, Amendment No. 14, filed with the Commission on September 14, 2001, Amendment No. 15, filed with the Commission on October 10, 2001, and Amendment No. 16, filed with the Commission on December 12, 2001 (the "Schedule 13D"), relating to shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer"). This amendment reports the purchase of 154,239 shares of Common Stock of the Issuer ("Shares") by Auctentia since the date of the last purchase reported on Amendment No. 16 to this Schedule 13D.

                  Unless otherwise indicated, the information set forth in
Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  Item 3 is amended to add the following at the end thereof:

                  Auctentia purchased the 154,239 Shares being reported herein for an aggregate purchase price of $265,392.81. The source of funds used by Auctentia in making the purchase of these Shares was the working capital of Auctentia.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  (a) As of the date of this Amendment, the aggregate number of Shares beneficially owned by AFINSA, indirectly through Auctentia, its wholly-owned subsidiary, is 5,387,286 representing approximately 41.0% of the total number of Shares outstanding, based on 13,008,242 Shares represented by the Issuer as outstanding as of February 13, 2002 in its Quarterly Report on Form 10-Q for the period ended December 31, 2001, plus 126,833 Shares into which the 126,833 warrants held by Auctentia may be exercised.

                  (b) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 5,387,286 of the Shares of the Issuer that are the subject of this Schedule 13D.

                  (c) Since the date of the last purchase reported on Amendment No. 16 to this Schedule 13D, Auctentia purchased an aggregate of 154,239 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each such purchase was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

                  (d)  Not applicable.

                  (e)  Not applicable.

-----------------------------                       ----------------------
CUSIP No. 563823103                   13D                  Page 5 of 6
-----------------------------                       ----------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 23, 2002

                                AFINSA BIENES TANGIBLES S.A.


                                By: /s/ Juan Antonio Cano Cuevas
                                    ---------------------------------------
                                      Juan Antonio Cano Cuevas
                                      Vice-Chairman and Managing Director


                                AUCTENTIA, S.A.


                                By: /s/ Ramon Egurbide
                                    ---------------------------------------
                                         Ramon Egurbide
                                         Managing Director

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-----------------------------                       ----------------------
CUSIP No. 563823103                   13D                  Page 6 of 6
-----------------------------                       ----------------------

                                   SCHEDULE B

           TRANSACTIONS IN COMMON STOCK FROM 12/01/01 THROUGH 4/22/02


    Date          Quantity         Price                 Transaction Type
    ----          --------         -----                 ----------------

 12/4/01             2,500             1.5973          Open Mkt. Purchase
 12/6/01             5,000             1.6081          Open Mkt. Purchase
 12/7/01             2,500             1.6430          Open Mkt. Purchase
12/11/01             5,000             1.7169          Open Mkt. Purchase
12/18/01             5,000             1.4596          Open Mkt. Purchase
12/26/01            15,000             1.3733          Open Mkt. Purchase
12/27/01            15,000             1.6127          Open Mkt. Purchase
12/28/01            16,000             1.7832          Open Mkt. Purchase
12/31/01            20,000             1.8263          Open Mkt. Purchase
  2/6/02            11,500             1.9547          Open Mkt. Purchase
 2/20/02            20,000             1.7618          Open Mkt. Purchase
 2/22/02            15,000             1.8000          Open Mkt. Purchase
 2/26/02             1,400             1.7993          Open Mkt. Purchase
  4/3/02             3,500             1.7856          Open Mkt. Purchase
  4/8/02             2,500             1.7800          Open Mkt. Purchase
  4/9/02             6,639             1.7666          Open Mkt. Purchase
 4/16/02             1,200             1.7999          Open Mkt. Purchase
 4/19/02             5,000             1.8000          Open Mkt. Purchase
 4/22/02             1,500             1.7999          Open Mkt. Purchase

Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.